Sub-Item 77M: Mergers

The Hartford Target Retirement Income Fund merged into The Hartford Conservative Allocation Fund on February 20, 2009.  No shareholder vote required.

The Tax-Free New York Fund Shareholder Meeting Results (Unaudited)

The following proposals were addressed and approved during the period.

A special meeting of shareholders was held on January 13, 2009.  The following proposal was approved:

Proposal to approve a Plan of Reorganization for the acquisition of all of the assets and liabilities of The Hartford Tax-Free New York Fund (“Tax-Free New York Fund”) by The Hartford Tax-Free National Fund (the “Acquiring Fund”) solely in exchange for shares of the Acquiring Fund, followed by the complete liquidation of the Tax-Free New York Fund.

Fund Name                             For             Against       Abstain
The Hartford Tax-Free New York Fund   1,253,726.345   150,430.149   54,689.355